Pharmasset, Inc.

303-A College Road East

Princeton, NJ 08540

January 18, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:	Pharmasset, Inc.
Form RW, Withdrawal of Registration Statement on Form S-3 (File No. 333-169112)

Dear Sir or Madam:

This letter constitutes an application by Pharmasset, Inc. (the “Company”) pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), for an order permitting the Company to withdraw its Registration Statement on Form S-3, including all exhibits thereto (File No. 333-169112), that was initially filed with the Securities and Exchange Commission on August 30, 2010 (the “Registration Statement”).

As a result of the successful completion of the merger of Royal Merger Sub II Inc., a wholly-owned subsidiary of Gilead Sciences, Inc. (“Parent”), with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent, the Company has determined that it is in its best interest to withdraw the Registration Statements at this time.

No securities were sold in connection with or pursuant to the Registration Statements.

We understand that the fee paid in connection with the Registration Statement will not be refunded, but request that, in accordance with Rule 457(p) under the Act, such fees be credited for future use by Parent.

If you have any questions with respect to this matter, please call Brett Pletcher at (650) 574-3000. Thank you for your assistance in this matter.

[Signature page follows]

Very truly yours,

Pharmasset, Inc.

By:	/s/ Brett A. Pletcher
Name:	Brett A. Pletcher
Title:	Secretary

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